October 18, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NCI, Inc.
Registration No. 333-127006

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”) the undersigned, as managing underwriters in connection with the offering to be made pursuant to the above-captioned Registration Statement, hereby joins in the request of NCI, Inc. (the “Company”) that the effective time of the above-captioned Registration Statement be accelerated to 5:00 p.m., Eastern time, on Thursday, October 20, 2005, or as soon thereafter as practicable. In connection with this acceleration request and pursuant to Rule 460 under the Act, the following information is provided with respect to the distribution to date of the Preliminary Prospectus dated October 4, 2005.

To Whom Distributed	Number of Copies
Underwriters	2,500
Dealers	100
Institutions	800
Individuals	5,600

This is to further advise you that the undersigned has complied and will continue to comply, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8, including the 48 hour delivery requirement.

The Commission is advised that the amount of compensation to be allowed or paid to the undersigned, to be disclosed in the final Prospectus, will not exceed an amount that has been cleared with the National Association of Securities Dealers, Inc.

Very truly yours,

LEGG MASON WOOD WALKER, INCORPORATED RAYMOND JAMES & ASSOCIATES, INC. ROBERT W. BAIRD & CO. INCORPORATED STEPHENS INC.

As Representatives of the several Underwriters.

By:	Legg Mason Wood Walker, Incorporated

By:	/s/ Edwin J. Bradley, Jr.
Authorized Representative